O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

May 8, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	TELEPHONE AND DATA SYSTEMS, INC.
Definitive Proxy Statement on Schedule 14A
Filed by GAMCO Asset Management Inc.,
Mario J. Gabelli, Philip T. Blazek and
Walter M. Schenker
File No. 001-14157

Dear Mr. Panos:

We acknowledge receipt of the verbal recommendations from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission on May 8, 2015 (the “Staff Recommendations”), in connection with the above-referenced Definitive Proxy Statement (the “Proxy Statement”) filed by GAMCO Asset Management, Inc., and the other participants in the solicitation, with respect to Telephone and Data Systems, Inc. (the “Company”).  We have informed our client about the Staff Recommendations and implemented the Staff Recommendations, which consist of the following: (1) removal of references to “furnish[ing]” the Proxy Statement, and proxy card attached thereto, to the Company’s shareholders, and replacement of such references with “mail[ing]”; and (2) removal, from the proxy card, of language describing the Company’s shareholders’ ability to “withhold authority to vote for one or more additional candidates who have been nominated by the Company… .”

Please contact the undersigned at (212) 451-2232 if there are any questions or comments with respect to this filing.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

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